UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NantKwest, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63016Q102

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a copy to:

Martin J. Waters

Thomas E. Hornish

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Cambridge Equities, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 40,575,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 40,575,814 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,575,814 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

This percentage is calculated based upon (x) 40,575,814 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 98,508,958 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, and (ii) 8,521,500 shares that were issued in connection with the Company’s offering of Issuer’s Common Stock on June 24, 2020.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS MP 13 Ventures, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 40,575,814 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 40,575,814 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,575,814 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

This percentage is calculated based upon (x) 40,575,814 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 98,508,958 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, and (ii) 8,521,500 shares that were issued in connection with the Company’s offering of Issuer’s Common Stock on June 24, 2020.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Chan Soon-Shiong Family Foundation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 5,618,326 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 5,618,326 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,326 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*

This percentage is calculated based upon (x) 5,618,326 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 98,508,958 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, and (ii) 8,521,500 shares that were issued in connection with the Company’s offering of Issuer’s Common Stock on June 24, 2020.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 24,650,750 (See Item 5)
	(8)	SHARED VOTING POWER 46,194,140 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 24,650,750 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 46,194,140 shares (See Item 5)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,844,890 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

This percentage is calculated based upon (x) 70,844,890 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, which consists of 23,750,750 shares of Common Stock directly owned by Dr. Soon-Shiong and an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully vested, divided by (y) the sum of (i) 98,508,958 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, (ii) 8,521,500 shares that were issued in connection with the Company’s offering of Issuer’s Common Stock on June 24, 2020, and (iii) an option to purchase 900,000 shares of Common Stock held by Dr. Soon—Shiong that is fully vested.

Explanatory Note: This Amendment No. 4 amends and supplements the Schedule 13D (as so amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2015, by the Reporting Persons (as defined below), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of NantKwest, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed with the SEC on October 23, 2015, Amendment No. 2 thereto filed with the SEC on July 11, 2016, and Amendment No. 3 thereto filed with the SEC on April 1, 2019.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended by inserting the following:

In addition, on June 24, 2020, Dr. Patrick Soon-Shiong purchased 3,710,000 shares of the Issuer’s Common Stock for an aggregate purchase price of approximately $45.0 million. The shares purchased were purchased by Dr. Soon-Shiong using his investment capital or funds under management.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended by inserting the following:

In addition, on June 24, 2020, Dr. Patrick Soon-Shiong purchased 3,710,000 shares of the Issuer’s Common Stock for an aggregate purchase price of approximately $45.0 million.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

(a) and (b) Cambridge Equities beneficially owns, in the aggregate, 40,575,814 shares of Common Stock, representing approximately 37.9% of the outstanding Common Stock of NantKwest. MP 13 Ventures and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

The Foundation beneficially owns, in the aggregate, 5,618,326 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock of the Company. Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of Common Stock beneficially owned by the Foundation.

Dr. Soon-Shiong also beneficially owns 24,650,750 shares of Common Stock, which consists of 23,750,750 shares of Common Stock directly owned by Dr. Soon-Shiong and an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully vested. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 24,650,750 shares of Common Stock. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 70,844,890 shares of Common Stock, representing approximately 65.6% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 98,508,958 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, (ii) 8,521,500 shares that were issued in connection with the Company’s offering of Issuer’s Common Stock on June 24, 2020, and (iii) in the case of Dr. Soon-Shiong only, an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully vested.

(c) The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement, dated as of July 7, 2016, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, the Chan Soon-Shiong Family Foundation, and Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D/A, which was previously filed with the Commission on July 11, 2016).

2	Letter Agreement, dated as of June 30, 2016, by and among Sorrento Therapeutics, Inc., the Chan Soon-Shiong Family Foundation, and Cambridge Equities, LP (incorporated by reference to Exhibit 2 to the Schedule 13D/A, which was previously filed with the Commission on July 11, 2016).

3	Nominating Agreement by and between the Issuer and Cambridge Equities, LP, dated June 18, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

4	Registration Rights Agreement by and between the Issuer and Cambridge Equities LP, dated December 23, 2014 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 29, 2020

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CHAN SOON-SHIONG FAMILY FOUNDATION

By:	/s/ Charles Kenworthy
Its:	Executive Vice President

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement, dated as of July 7, 2016, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, the Chan Soon-Shiong Family Foundation, and Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D/A, which was previously filed with the Commission on July 11, 2016).

2	Letter Agreement, dated as of June 30, 2016, by and among Sorrento Therapeutics, Inc., the Chan Soon-Shiong Family Foundation, and Cambridge Equities, LP (incorporated by reference to Exhibit 2 to the Schedule 13D/A, which was previously filed with the Commission on July 11, 2016).

3	Nominating Agreement by and between the Issuer and Cambridge Equities, LP, dated June 18, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

4	Registration Rights Agreement by and between the Issuer and Cambridge Equities LP, dated December 23, 2014 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).